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Exhibit (a)(1)(xxv)

SEJ Contact:	Jonathan Gasthalter/Jim Barron Citigate Sard Verbinnen (212) 687-8080
SEI Contact:	Carole Davidson Vice President, Investor Relations 7-Eleven, Inc. (214) 828-7021

FOR IMMEDIATE RELEASE

SEVEN-ELEVEN JAPAN COMPLETES CASH TENDER OFFER FOR 7-ELEVEN, INC.

        Tokyo, Japan and Dallas, Texas, November 9, 2005—Seven-Eleven Japan Co., Ltd. ("SEJ") and 7-Eleven, Inc. (NYSE: SE) ("SEI") today announced that SEJ has successfully completed its cash tender offer of $37.50 per share for all outstanding shares of SEI common stock.

        The offer and withdrawal rights expired at 12:00 midnight, New York City time, on Tuesday, November 8, 2005. According to the report of the depositary for the tender offer, approximately 26,640,096 shares of SEI common stock have been tendered and not withdrawn, including shares of common stock subject to guaranteed delivery. As a result of the tender offer, SEJ will own approximately 95.4 percent of SEI's outstanding common stock. SEJ intends to make prompt payment for the shares properly tendered and accepted, and in the case of shares tendered by guaranteed delivery procedures, after timely delivery of such shares and required documentation.

        SEJ will acquire the remaining shares of SEI not owned by SEJ as a result of the tender offer through a short-form merger pursuant to which SEI's remaining shareholders (other than SEJ, its subsidiaries and shareholders properly exercising dissenters' rights) will be entitled to receive $37.50 per share in cash, without interest. Such a short-form merger does not require the approval of or prior notice to SEI's board of directors or other shareholders. Following the merger, detailed instructions will be mailed to shareholders outlining the steps that SEI shareholders who did not tender their shares must take in order to obtain payment or exercise dissenters' rights under Texas law.

Cautionary Statement Concerning Forward-Looking Information

        Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. These statements are based on current expectations and involve risks and uncertainties relating to, among other things, whether the conditions to the tender offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. SEJ and SEI wish to caution the reader that these factors are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

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SEVEN-ELEVEN JAPAN COMPLETES CASH TENDER OFFER FOR 7-ELEVEN, INC.